Exhibit 21.1

Subsidiaries of the Registrant

Entity	State/Jurisdiction of Incorporation or Organization
Blueprint Medicines Security Corporation	Massachusetts
Blueprint Medicines (Switzerland) GmbH	Switzerland
Blueprint Medicines (Netherlands) B.V.	Netherlands
Blueprint Medicines (UK) Ltd.	United Kingdom
Blueprint Medicines (Germany) GmbH	Germany
Blueprint Medicines Spain, S.L.	Spain
Blueprint Medicines (France) SAS	France
Blueprint Medicines (Italy) S.r.L.	Italy
Lengo Therapeutics, Inc.	Delaware